Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 1, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

Email Templates for Sales + Customer Success

Proactive note for AE/CSMs:

Dear (Customer),

You may have already seen the news about Salesforce’s plans to acquire Slack. I wanted to reach out in case you had questions and to reassure you that nothing is changing for Slack’s customers today or for the foreseeable future. We will continue to honor existing contracts, and Slack’s commitment to its customers and delivering the most innovative products will not change.

If you are a Salesforce customer as well, you will continue to work with your team there and our team here separately. If you are not a Salesforce customer, rest assured that Slack will continue to deliver on the thousands of integrations across hundreds of software companies.

Thank you for being a customer, and please let me know if I can provide any assistance.

Lastly, as required by law, please see this important legal notice.

Best,

(AE)

Reactive - for customers who have reached out with concerns

Dear (Customer),

Thank you for reaching out. I want to assure you that nothing is changing for Slack’s customers today or for the foreseeable future. Slack will continue to deliver on its innovative roadmap and support its customers. And we will continue to support the thousands of integrations our customers rely on for faster, better work, whether they are from Salesforce, their competitors, or others.

Nothing is currently changing with regards to our sales or contracts, and all deals made with Slack will be honored. If you are already working with Salesforce, please continue to work directly with your team there, as we remain separate companies through the close.

Please let me know if you would like to connect to discuss further, and thank you for being a customer.

Lastly, as required by law, please see this important legal notice.

Best,

(AE)

Email Templates for Business Development

Proactive note for BD:

Dear (partner)

You may have already seen the news about Salesforce’s plans to acquire Slack. I wanted to reach out in case you had any questions. I also wanted to reassure you that nothing is changing for Slack’s partners today or for the foreseeable future. We will continue to honor existing plans and contracts, and Slack’s commitment to its partners and delivering the most innovative products will not change.

If you are a Salesforce partner as well, you will continue to work with your team over there and our team over here separately. And if you are not a Salesforce partner, rest assured that Slack will continue to deliver on the thousands of integrations across hundreds of software companies.

Thank you for being a partner, and please let me know if I can provide any assistance.

Lastly, please see this important legal notice as required by law.

Best,

Reactive - for partners who have concerns

Dear (partner)

Thank you for reaching out. I want to assure you that nothing is changing for Slack and its partners today or for the foreseeable future. Slack will continue to deliver on its innovative roadmap and support its partners. And we will continue to support the thousands of integrations our customers rely on for faster, better work, whether they are from Salesforce, their competitors, or others.

Nothing is currently changing with regards to our partnership plans or contracts, and all deals made with Slack will be honored. If you are already working with Salesforce, please continue to do so with your team there as we remain separate companies through the close.

Please let me know if you would like to connect to discuss further, and thank you for being a partner.

Lastly, please see this important legal notice as required by law.

Best,

The following post by Harold Johnson, Head of Global Analyst Relations, was made available in the Slack analyst workspace in #announcements in connection with the transaction.

Salesforce Signs Definitive Agreement to Acquire Slack

We are excited to announce that Salesforce has signed a definitive agreement to acquire Slack. The transaction is anticipated to close in the second quarter of Slack’s fiscal year 2022, ending July 31, 2021, subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions. The press release is available here. (link to: https://slack.com/blog/news/salesforce-signs-definitive-agreement-to-acquire-slack)

We can’t share details beyond what’s been disclosed in the release at this time. As more information becomes publicly available, we will follow up at that time.

Thanks for your continued partnership!

Acquisition Legend (link to: https://investor.slackhq.com/acquisition-legend/default.aspx)

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO

READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.